SUPPLY AGREEMENT

BETWEEN

PROJECT 1493, LLC

AND

NATURAL VENTURES PR, LLC

SUPPLY AGREEMENT

This Supply Agreement (the "**Agreement**") is made and entered into as of this 28 day of February 2019 (the "**Effective Date**"), by and between Project 1493, LLC, a Puerto Rico limited liability company ("**Project 1493**"), represented in this act by Tom Gingerich, CFO [title]: CFO; and Natural Ventures PR, a Puerto Rico limited liability company. ("**Natural Ventures**") represented in this act by Edgar Montes [title]: CEO. The representatives of each Party affirm to have the corresponding authority to sign this Agreement.

RECITALS

A. Whereas, Project 1493 holds medical cannabis licenses for dispensary establishments in Puerto Rico, (the "**Territory**").

B. Whereas, Natural Ventures holds medical cannabis licenses for the cultivation and manufacture of cannabis and products in the Territory.

C. Whereas, Project 1493 wishes to procure medicinal cannabis **Raw Material,** and **Manufactured Products** from Natural Ventures within the Territory.

D. Whereas, Natural Ventures wishes to supply medicinal cannabis Raw Materials and Manufactured Products to Project 1493 within the Territory.

AGREEMENT

NOW, THEREFORE, based upon the foregoing and in consideration of the mutual agreements and covenants contained in this Agreement, and intending legally to be bound hereby, Project 1493 and Natural Ventures agree as follows:

ARTICLE 1.
Definitions

1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be applicable equally to the singular as well as the plural forms of the terms defined):

"**Affiliate**" as used in this Agreement with respect to a Party, means any entity controlling, controlled by, or under common control with, such Party. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or otherwise.

"**Agreement**" means this Supply Agreement and any Exhibits and Schedules hereto, as the same may be amended from time to time in accordance with the provisions hereof.

"**Claim(s)**" means any legal or equitable cause of action (including but not limited to negligence;

strict liability; other tort; express or implied warranty, indemnity or contract; contribution; or subrogation) related to or arising out of the performance or nonperformance of this Agreement.

"Confidential Information" means any and all information related to the Parties' business (including trade secrets, technical information, business forecasts and strategies, marketing plans, customer and supplier lists, personnel information, financial data, and proprietary information of third parties provided to the disclosing Party in confidence) that is labeled or identified as "confidential" or "proprietary" or that the receiving Party otherwise knows, or would reasonably be expected to know, the disclosing Party considers to be confidential or proprietary or the disclosing Party has a duty to treat as confidential. "Confidential Information" shall consist of Project 1493 Confidential Information and Natural Ventures Confidential Information.

"Disclosing Party" means the Party that discloses Confidential Information to the Receiving Party.

"**Facility**" means the Natural Ventures facility where cultivation and/or manufacture of the Products takes place in compliance with the Law.

"Force Majeure Event" or "Natural Disaster Event" means any event, within the Territory, beyond the reasonable control of the Party affected which significantly interferes with the production, supply, consumption or waste disposal practice of the Party at the time respecting the Products, or the inability of the Party to obtain any Products to be supplied by such Party used in connection therewith. A Force Majeure Event includes fire, flood, strike, riot, revolt, war, action of a Governmental Body and change in Laws, rules, ordinances and regulations, acts of God (**which may include tornadoes, earthquakes, landslides, lightning, fires, hurricanes or severe storms**), and acts of terrorism; but only to the extent such occurrences are not within the reasonable control of a Party, which by exercise of due foresight by such Party could not have been expected to avoid, and which by the exercise of reasonable diligence, such Party is unable to overcome.

"Governmental Body" means any (a) nation, state, county, province, territory, canton, region or other jurisdiction of any nature; (b) federal, state, provincial, cantonal, local, municipal, foreign, or other government, governmental, or quasi-governmental authority of any nature (including any governmental agency branch, department, official, or entity and any court or other tribunal); or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"Manufactured Products" means Gummies; Cartridges; Xpresso; Dolce; CCC; PBC, and any other products approved in writing by the Parties.

"Natural Ventures Confidential Information" means Confidential Information of Natural Ventures disclosed or developed pursuant to the terms of this Agreement.

"Laws" means all applicable laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other restrictions, including permits and other similar requirements, whether legislative, municipal, or judicial in nature, enacted, promulgated or otherwise adopted by a Governmental Body, and as amended, including the Act but excluding federal laws that relate to cannabis.

"Parties" means, collectively, Project 1493 and Natural Ventures.

"Party" means either Project 1493 or Natural Ventures.

"Product" or **"Products"** means the Raw Material and Manufactured Products produced by Natural Ventures.

"Project 1493 Confidential Information" means Confidential Information of Project 1493 disclosed or developed pursuant to the terms of this Agreement.

"Raw Material" means the flowers of medical cannabis its natural state. However, for the purpose of this Agreement, medicinal cannabis in its natural state does not include "trim" "larf" or "shake".

"Receiving Party" means the Party that receives Confidential Information from the Disclosing Party.

"RMA" means return materials authorization.

"Specification(s)" means compliance of the Product(s) with laboratory Testing Procedure as set forth by regulatory Laws.

"Testing Procedures" means industry standard independent testing procedures used to confirm that Products meet Specifications.

"Territory" means the territory of the Commonwealth of Puerto Rico where the performance of this agreement will take place.

"Work Day" means each day of the week excluding Saturday, Sunday and any public holiday.

ARTICLE 2.
Product Supply

2.1 Supply of Products. Natural Ventures agrees to supply the Products to Project 1493 that meet the Specifications pursuant to the terms and conditions stated in this Agreement.

2.2 Responsibilities of Project 1493. In acquiring the Products from Natural Ventures, Project 1493 shall:

(a) Project 1493 agrees to purchase Natural Ventures Products as established in section 2.3 (b).

(b) Project 1493 agrees to a minimum of thirty thousand dollars ($30,000.00) investment in new Products for every new medicinal cannabis dispensary it opens after the Effective Day of this Agreement.

(c) Project 1493 has the right to increase the amount of Products it purchases from Natural Ventures by 20% up to 100% with a prior 30 days written notice.

(d) Comply with all applicable Laws regarding the operation of medical cannabis dispensaries and the disposal of wastes.

2.3 Responsibilities of Natural Ventures. In the cultivation and manufacture of Products at the Facility, and supply to Project 1493, Natural Ventures shall:

(a) Upon certification of availability, sell the Products to the Project 1493, in the amounts agreed in Section 2.2 (b) and (c), for a period of 10 years;

(b) Manufactured Products to be supplied monthly to Project 1493:

Product	**Quantity (units)**
Gummies	40,000
Cartridges	3,000
Xpresso	10,000
Dolce	10,000
CCC	10,000
PBC	30,000

(c) Supply the Raw Material to Project 1493 as established herein:

(i) Supply 50% to 90% of the harvest, up to a maximum of 300 lbs. to Project 1493.

(d) Allow Project 1493 the first option to pick from the available inventory of Products;

(e) Deliver the Products to Project 1493 within 3 days of the receiving the Purchase Order;

(f) In case the harvest of the Raw Material by Natural Ventures does not reach the planned yield, subject to Section 4.3 (f) and (g), Project 1493 will be given preference over Natural Ventures's clients that are outside of this Agreement or of any other agreement where other preferential conditions are established, hereinafter ("**Natural Ventures Regular Customers**");

(g) Manage relationships with all suppliers of Natural Ventures;

(h) Maintain production, testing and shipping records and make all applicable reports and filings in respect of the cultivation and manufacture of Products to applicable Governmental Bodies; and

(i) Comply with all applicable Laws regarding the cultivation and manufacture of Products and the disposal of wastes.

2.4 Non-Delegable Responsibility of Natural Ventures. Natural Ventures's rights and responsibilities under this Agreement may not be subcontracted or assigned to any third party or successor entity without the express written consent of Project 1493, and Natural Ventures shall remain wholly responsible to Project 1493 for the acts or omissions of any approved third party or successor entity.

ARTICLE 3.
Quality

3.1 Supplier Management. Natural Ventures shall manage quality control for Natural Ventures Products.

3.2 Cultivation Practices. Products supplied to Project 1493 shall comply with Standards and Testing Procedure. Natural Ventures shall cultivate and manufacture the Products in accordance with, or exceeding, the highest industry and cultivation practices. Natural Ventures shall test or cause to be tested Products for compliance with Law. The cultivation and manufacture of Products in accordance industry practices is solely the responsibility of Natural Ventures. Natural Ventures shall retain samples of Products in accordance with Project 1493's reasonable requests.

3.3 Access to Information; Corrective Action. Natural Ventures will maintain all information required to be compiled under this ARTICLE 33. Natural Ventures will provide Project 1493, upon reasonable notice and during normal working hours, access to such information. Should Project 1493 determine, based upon a review of the Facility or any such information, that Natural Ventures is failing to meet its quality control obligations under this Agreement, Project 1493 will notify Natural Ventures in writing. Natural Ventures will be entitled to comment on such findings and will thereafter, within a commercially reasonable time, take all corrective actions necessary to regain compliance.

ARTICLE 4.
Pricing and Payment

4.1 In consideration for the Products supply by Natural Ventures to Project 1493 under this Agreement, Project 1493 shall pay Natural Ventures the Fees set forth herein. The Fees shall be paid in any form agreed by the Parties. All Fees are quoted and shall be paid in United States Dollars.

4.2 Timing of Reporting and Payment Obligations. Natural Ventures shall deliver to Project 1493 a monthly Fees report for each Purchase Order.

4.3 Fees. The **"Fees"** hereunder shall consist of an ongoing supply and demand basis.

(a) The parties agree to the following the maximum price per unit of the Manufactured Products, which may be lowered by mutual agreement:

Product	**Price per unit ($)**
Gummies	1.25
Cartridges	21.00
Xpresso	1.50
Dolce	1.75
CCC	3.25
PBC	3.00

(b) The parties agree that the price of the Raw Material is one thousand four hundred dollars ($ 1,400.00) for each pound. The pounds can be sorted into different strains, depending on the availability of these. The price per pound may be lowered by mutual agreement.

(c) In the event Natural Ventures sets a lower sale price of the Products it sells to Natural Ventures Regular Customers, a reduction will be automatically reflected proportionally to the price sold to Project 1493 at that moment.

(d) Invoices shall be in the form and delivery method specified by the Parties.

(e) Natural Ventures agrees to send a notification to Project 1493 once the strains of the corresponding cycle are ready for sale and distribution. The information corresponding to the unit price of each strain and information obtained on laboratory results shall be included. The Parties will agree on the form of payment which will not exceed in any case the term of 30 days from the date of delivery.

(f) In the event that, Natural Ventures's fails to fulfill the supply of Products as establish in this Agreement, (with the exception of Section 10 *Force Majeure*), it will make all reasonable efforts to locally source the Products from other legal suppliers within the Territory, that meet quality standards as established in Section 3, in its own behalf, to fulfill the Products needs of Project 1493 as established in Section 2, and made available to Project 1493 the same Fees as established in this Section.

(g) In the event of noncompliance with Section 4.3 (f), Natural Ventures shall make up the difference in the upcoming month.

4.4 Accounting and Record Keeping. In order to oversee the provisions of Section 4.3, Natural Ventures shall maintain the records and perform accounting related to the purchase and sales to its Regular Customers per subsection 4.3 above, and Project 1493 shall have the right to review such records quarterly. Natural Ventures shall provide all information reasonably requested by Project 1493 for such accounting, including provision of receipts. Project 1493's review of such records shall be subject to elevated confidentiality obligations set forth in this Agreement, as such obligations are required by SEC and other regulatory requirements. All financial calculations to be made and books and records to be kept, in connection with the provisions of this Agreement, shall be in accordance with generally accepted accounting principles consistently applied.

4.5 Reports. Natural Ventures shall furnish Project 1493 with written reports at the time of invoicing for each Purchase Order setting forth the Price to Regular Customers for the Products sold during the preceding month and the calculation of the Price to Project 1493.

4.6 Fees Audit. Natural Ventures shall keep reasonably detailed reports with regard to sales prices charged to Regular Customers, and seed to sale reports (the **"Review Information"**). If any dispute arises over the Fees, each Party shall have the right to audit or have audited, by an external auditor, the Review Information upon prior request. If the audit demonstrates a payment discrepancy (whether an underpayment or an overpayment) in the amounts paid by Project 1493 to Natural Ventures based on the Review Information (a **"Payment Discrepancy"**), then the Payment Discrepancy shall be rectified in the immediately succeeding invoice. The party that does not prevail in the dispute over the Fees will assume the payment of the auditor's fees. The Confidentiality provisions of this Agreement will be binding on the auditor or any third party involved in the audit.

ARTICLE 5.
Delivery, Title, Transportation

5.1 Title and Risk of Loss. Title to, and risk of loss for, Products shall remain with Natural Ventures until such are delivered to Project 1493.

5.2 Non-Conforming Product. Natural Ventures will permit Project 1493 to cancel all or any part of a Purchase Order for Products not conforming to applicable Specifications or Purchase Order requirements. Acceptance of all or any part of the Products on one occasion shall not be deemed to be a waiver by the applicable customer of its rights or claims; such rights shall be in addition to any other remedies provided by Law. Products delivered by Natural Ventures to replace or correct previously delivered Products shall be subject to the same inspection and acceptance provisions of this Agreement as Products previously delivered.

ARTICLE 6.
Compliance with Laws

6.1 Compliance with Laws. Each Party shall conduct its business in compliance with, and will cause its employees, agents, subcontractors, and representatives to conduct themselves in compliance with, all applicable Laws. Without limiting the generality of the foregoing, each Party

will refrain from any action or omission which will cause either the other Party to be in violation of any Laws.

6.2 Condition Precedent. Without limiting any other remedy available to a Party, each Party acknowledges that any violation of its obligations set forth in Section 5.1 is a material breach of this Agreement and constitutes grounds for the other Party to immediately terminate this Agreement in accordance with Section 12.2.

6.3 Recall. If required by applicable Law or a regulatory agency, the Parties may recall any non-conforming Products from the marketplace and dispose of them in any manner permitted by Law. The Natural Ventures shall share responsibility for all related expenses and costs. If both Parties are responsible, then the Parties shall reasonably negotiate and agree to an equitable allocation of financial responsibility.

ARTICLE 7.
Representations and Warranties

7.1 Limited Warranty. SUBJECT TO THE LIMITATIONS OF ARTICLES 7.4 AND ARTICLE 88, Natural Ventures warrants that the Products supplied by Natural Ventures shall (a) meet the Specifications for the Products; (b) be new and unused; (c) be cultivated or manufactured in accordance with the Specifications and generally accepted industry standards and practices; (d) be tested pursuant to the Testing Procedures; and (e) be conveyed with good title, free from any lawful security interest, lien or encumbrance; (collectively, the **"Product Warranty"**).

7.2 Mutual Representations and Warranties. Each Party represents and warrants to the other Party that:

(a) it is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;

(b) it has, and throughout the Term shall retain, the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder;

(c) when executed and delivered by such Party, this Agreement shall constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms; and

(d) neither its grant of the licenses, nor its performance of any of its obligations, under this Agreement does or to its knowledge will at any time during the Term (i) conflict with or violate any applicable Law; and (ii) require the provision of any payment or other consideration to any third party.

7.3 Compliance. Each Party represents to the other Party, that it (a) has and shall maintain throughout the Term, and shall acquire as required anew throughout the Term, all consents, licenses, approvals, or authorizations of any governmental or regulatory authority or other third

party required for the performance of this Agreement; and (b) is, and shall remain throughout the Term, legally permitted to perform the obligations set forth herein.

7.4 Disclaimer of Warranties. THE LIMITED WARRANTIES CONTAINED IN ARTICLE 9.1 OF THIS AGREEMENT ARE THE SOLE WARRANTIES WITH RESPECT TO THE PRODUCTS AND ARE MADE EXPRESSLY IN LIEU OF AND EXCLUDE ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE AND ALL OTHER EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES PROVIDED BY COMMON LAW OR STATUTE.

ARTICLE 8.
Limitation Of Remedies And Liability

8.1 Limitation of Liability. EXCEPT FOR SECTION 12.3 (CONFIDENTIALITY), IN NO EVENT, WHETHER AS A RESULT OF BREACH OF CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, PRODUCT LIABILITY, OR OTHERWISE, SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY LOSS OR PROFITS, LOSS OF USE, OR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL, OR EXEMPLARY DAMAGES OF ANY KIND, WHETHER OR NOT SUCH PARTY IS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOTWITHSTANDING THE FAILURE, OR ESSENTIAL PURPOSE, OF ANY REMEDY. IN ADDITION, IN NO EVENT SHALL PROJECT 1493 AT ANY POINT IN TIME BE LIABLE TO NATURAL VENTURES FOR ANY AMOUNTS EXCEEDING THE TOTAL AMOUNTS PAID TO PROJECT 1493 BY NATURAL VENTURES PURSUANT TO THIS AGREEMENT.

8.2 Survival. The provisions of this ARTICLE 88 shall survive any termination of this Agreement.

ARTICLE 9.
Indemnity

9.1 Indemnification by Natural Ventures. Natural Ventures shall indemnify, defend and hold Project 1493, including its parent company, and its officers, directors, employees, agents, successors, board members and assigns (each, an "**Indemnitee**") harmless from and against any and all liabilities, claims, demands, damages, costs, expenses or money judgments (including reasonable attorneys' fees) ("**Losses**") incurred by, or rendered against, Project 1493 and/or Indemnitee(s) arising out of: (i) any breach by Natural Ventures of a representation, warranty or covenant of Natural Ventures under this Agreement; (ii) any Products that do not meet Specifications; (iii) Claims relating to violation of applicable Laws, including the Act; (iv) any personal injury or property damage arising out of a defect in the cultivation process of any Product or the negligent act or omission of Natural Ventures; and (v) in the case of any criminal investigation, indictment, or otherwise, as a result of activities directly or indirectly committed by Natural Ventures and its officers, directors, employees, agents, successors or third party working on its behalf, Project 1493 or its Indemnitee shall have the right to chose its legal representation, and Natural Ventures shall pay all attorney fees and costs related to the legal services rendered.

(i) Except as otherwise set forth in this Section 11, in the event of a material default by the non-moving Party of its obligations under this Agreement which is not cured by the non-moving Party within thirty (30) Work Days after notice from the moving Party of such material default;

(b) Either Party is entitled (without prejudice to its other rights and remedies under this Agreement) to terminate this Agreement (i) upon written notice by the Party not affected by a Force Majeure Event to the Party affected by the Force Majeure Event if a Force Majeure Event lasts for more than thirty (30) days; (ii) upon the voluntarily or involuntarily bankruptcy or similar proceeding of the other Party that is not discharged within sixty (60) days of filing; (iii) upon the dissolution or winding up of the business of the other Party (other than for the purpose of amalgamation or reconstruction); (iv) if a receiver is appointed in respect of substantially all of the assets of the other Party; or (v) immediately upon the breach by the other Party of any of its obligations in respect of applicable Laws, including, but not limited to, termination or suspension of the Party's local or state commercial cannabis licenses.

11.3 Actions Upon Expiration or Termination. Upon expiration or termination of this Agreement, each Party, at its cost, shall deliver to the other Party, all Confidential Information belonging to the other Party, including any copies thereof.

11.4 Transition Assistance. Following the expiration or termination of this Agreement for any reason, Natural Ventures shall reasonably cooperate with Project 1493 in all necessary aspects of the transition of the services to a service provider appointed by Project 1493.

11.5 Survival. Any right or obligation of the parties in this Agreement which, by its nature, should survive termination or expiration of this Agreement, will survive any such termination or expiration. Termination or expiration of this Agreement will not affect either party's liability for payment of amounts due, or any breach of this Agreement it may have committed before such expiration or termination.

ARTICLE 12.Miscellaneous

12.1 Assignability. This Agreement is not assignable, sublicensable, or transferable by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld; except that Project 1493 may, without such consent, assign this Agreement and its rights and duties arising out of this Agreement to the transferee, or other successor in interest, in connection with the sale or transfer of all or substantially all of its assets or in connection with any merger, acquisition, re-organization or consolidation. Any attempted sublicense or assignment in violation of the foregoing will be void. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns.

12.2 Notices. Any notice to be given under this Agreement shall be in writing and shall be deemed given when received and may be sent by mail, or express courier to:

If to Project 1493:

1301 E. Debbie Lane 102-160
Mansfield, TX 76063

With a copy to:
Project 1493, LLC
Building No. 3, P.R. 696
int. Jose Efron Ave.
Dorado, Puerto Rico 00646

If to Natural Ventures:

…
Km 33.6 Carr. #1
Bo. Bairoa,
Centro Industrial Angora.
Caguas PR, 00726.

Either Party may change its location to receive notices upon ten (10) days prior written notice.

12.3 Confidentiality.

(a) Each of Natural Ventures and Project 1493 will receive Natural Ventures Confidential Information or Project 1493 Confidential Information, as applicable, in order to fulfill its respective obligations under this Agreement. Any Confidential Information should be marked as such. Information not marked as Confidential Information but which the Receiving Party reasonably should recognize as Confidential Information of the Disclosing Party shall be deemed to be Confidential Information of the Disclosing Party. The Receiving Party shall use reasonable efforts to retain the Confidential Information of the Disclosing Party in confidence and not disclose the same to any third party nor use the same, except as expressly permitted. The Receiving Party shall disclose the Disclosing Party's Confidential Information only to those individuals within the Receiving Party who have a need to know such information, and, in the case of an external audit, have such third party execute a non-disclosure agreements directly with Project 1493 with respect to such information relevant to the audit, which includes similarly stringent confidentiality obligations to those set forth herein. Excepted from these obligations of confidence and non-use is that information which:

(i) is available, or becomes available, to the general public without fault of the Receiving Party;

(ii) was in the possession of the Receiving Party on a non-confidential basis prior to receipt of the same from the Disclosing Party without fault of the Receiving Party;

(iii) is obtained by the Receiving Party without an obligation of confidence from a third Party who, to the Receiving Party's knowledge, is rightfully in possession of such information and is under no obligation of confidentiality to the Disclosing Party; *provided*, *however*, that the Receiving Party shall use all diligent efforts to determine that such information rightfully is in the possession of such third Party;

(iv) the Receiving Party is legally required to disclose; or

(v) the Receiving Party can demonstrate by written evidence was independently developed by the Receiving Party without reference to Confidential Information of the Disclosing Party

For the purpose of this Section 12.3, a specific item of Confidential Information shall not be deemed to be within the foregoing exceptions merely because it is embraced by more general information in the public domain or in the possession of the Receiving Party. In addition, any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the possession of the Receiving Party, but only if the combination itself and its principle of operation are in the public domain or in the possession of the Receiving Party.

(b) Notwithstanding the provisions of Section 12.3(a)(iv), if the Receiving Party becomes legally compelled to disclose any of the Disclosing Party's Confidential Information, the Receiving Party shall promptly, within 48 hours, advise the Disclosing Party of such Confidential Information in order that the Disclosing Party may seek a protective order or such other remedy as the Disclosing Party may consider appropriate in the circumstances. The Receiving Party shall disclose only that portion of the Disclosing Party's Confidential Information which it is legally required to disclose.

(c) All Confidential Information in whatever form, shall be returned to the Disclosing Party upon termination of this Agreement, without retaining copies thereof except that one copy of all such Confidential Information may be retained by the other Party's legal counsel solely for the purposes of policing this Agreement.

(d) The obligation of confidentiality under this Article 12.3 shall survive for ten years following the expiration or termination of this Agreement; provided, however, that it shall survive indefinitely for Confidential Information that constitutes trade secrets.

12.4 Independent Contractor. Natural Ventures is an independent contractor, with all the attendant rights and liabilities, and not an agent or employee of Project 1493. The relationship between Natural Ventures and Project 1493 shall not constitute a partnership, joint venture or agency. Neither Party shall have the authority to make any statements, representations or commitments of any kind, or take any action, which shall be binding on the other, without the prior written consent of the other Party.

12.5 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason, and to any extent, be held to be invalid or unenforceable under applicable Law, such provision shall be deemed limited or modified to the extent necessary to make the same valid and enforceable under applicable Law. Any invalid or

unenforceable provision shall be replaced with such new provision which shall allow the Parties to achieve the intended economic result in a legally valid and effective manner.

12.6 Non-Waiver of Defaults. Any failure by either Party at any time to enforce or require strict keeping and performance of any of the terms or conditions of this Agreement shall not constitute waiver of such terms or conditions and shall not affect or impair such terms or conditions in any way, or the right of either Party at any time to avail itself of such remedies as it may have for any breach or breaches of such terms or conditions.

12.7 Governing Law. This Agreement and any action related thereto will be governed, controlled, interpreted, and defined by and under the laws of the Commonwealth of Puerto Rico, without giving effect to any conflicts of laws principles that require the application of the law of a different state.

12.8 Arbitration. Any dispute or reclamation that may arise regarding the present Agreement, or any other circumstance that requires the intervention of an administrative or judicial forum, will be referred to arbitration in the Commonwealth of Puerto Rico, and in accordance with the rules and regulations set forth by the American Arbitration Association. The following provisions will be observed:

(a) A Notice of Dispute shall be sent in writing to the none moving party as established Article 12.2, will initiate the Commencement of the Arbitration Proceeding on the day it was received by the none-moving party.

(b) The proceedings will be held in the English language. The party needing an interpreter shall bear its costs.

(c) A panel of three (3) arbitrators will be required to resolve any dispute submitted to their consideration, except in the case of preliminary injunctions, as provided herein. The presiding arbitrator must be an experienced practitioner in commercial litigation. The arbitrators must have a minimum of 15 years of experience in commercial litigation or relevant dispute resolution, and must be highly familiar with the nature, importance and sensitivity of the nature of this type of agreements.

(d) Panel selection: Panel selection must be completed within seven (7) days of the Commencement of the Arbitration Proceedings. Each Party is entitled to choose (1) one none-presiding member of the panel that meets the above set criteria. The presiding member shall be jointly chosen by the parties. In the case of disagreement on the selection of the presiding member, each party shall submit, by the end of the seven (7) days term, a list of three (3) candidates to each selected none-proceeding members who shall in turn chose the presiding member from the submitted lists within seven (7) days of receiving the lists from the parties.

(e) Any arbitration shall be confidential (except for information that may be required in any judicial proceeding brought to enforce these arbitration provisions or any award rendered). The arbitrators shall resolve any dispute, including matters related to discovery of evidence that may arise during the arbitration process and shall have the authority to issue permanent and/or preliminary injunctions. The

scope of the discovery shall be limited. In the event of a preliminary injunction request, a single arbitrator that complies with the experience requirements set forth herein shall resolve the issue in an expedited manner. Failure to abide to the expedited consent of enforceability to the preliminary injunction will expose the obstructing party to a $1 million (USD) penalty per infraction to be paid to the opposing party. In the event of a permanent injunction request, the arbitration panel shall resolve the issue as warranted. The arbitrators shall also have the authority to grant punitive damages when warranted, including in the event of preliminary injunctions.

(f) The decision of the majority of the arbitrators is final, binding and unappealable by the parties. The non-prevailing party will assume all of the costs of the proceedings, including all legal and attorney fees, the arbitrator fees, filing costs and any other fee incidental to the proceedings. The arbitration panel's decision may be entered as a judicial sentence or court order in any court that has proper jurisdiction and venue. The non-prevailing party will waive any right to challenge the arbitration panel's determination in any judicial forum and expressly consents to the immediate enforcement of the arbitration panel's determination, including injunctive reliefs. The arbitration panel's determination shall be enforceable wherever the non-prevailing party has assets throughout the world.

12.9 Agreement Contingent on Regulatory Approval. This Agreement and the Parties' obligations hereunder are contingent on approval, whether express or implied, by the state and local licensing authorities, the Act, and other applicable Law. In the event of a determination by the Parties that this Agreement must be reformed to remain in compliance with the Law, as revised from time to time, the Parties will negotiate in good faith to reform this Agreement to so comply.

12.10 Entire Agreement. This Agreement constitutes the full understanding of the Parties, and is a final, complete and exclusive statement of the terms and conditions of their agreement regarding the subject matter of this Agreement. All amendments or modifications to this Agreement must be in writing, identified as an amendment to this Agreement and signed by an authorized representative of each Party.

12.11 No Strict Construction. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation rises, this Agreement will be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

12.12 Signature. Signatures of the parties do not have to be simultaneous for this Agreement to take legally binding effect.

12.13 Previous Agreements. This Agreement shall be considered independent to any previous agreements between the Parties, and shall be binding on its Effective Date.

12.14 Renewal. Always in writing by mutual agreement. This Agreement is valid for the period of ten (10) years from the moment of its coming into effect. However, if neither Party

announces termination of this Agreement thirty (30) calendar days before its stated expiration, this Agreement shall be automatically extended for each subsequent year. The number of periods for which the effect hereof can be prolonged is not limited.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the Effective Date.

Project 1493, LLC	**Natural Ventures PR, LLC.**
By: [signature]	By: [signature]
Name: Tom GINGERICH	Name:
Title: CFO	Title: CEO
Date: 2/28/2019	Date: feb 28, 2019